Mail Stop 4561

February 13, 2007

Mr. Haim Shani
Chief Executive Officer
Nice-Systems LTD.
8 Hapnina Street
P.O. Box 690
Ra'anana 43107, Isreal

> **Re:** **Nice-Systems LTD.**
> **Form 20-F for the Fiscal Year Ended December 31, 2005**
> **File No. 000-27466**

Dear Mr. Shani:

We have reviewed your response letter dated January 29, 2007 and the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2005

Notes to the Consolidated Financial Statements

Note 1: - General

m. Revenue Recognition, page F-18

1. We note your response to prior comment number 6 with respect to your policy for establishing VSOE of fair value of your PCS services. Your response indicates that VSOE of fair value of PCS is determined based on the price charged when the element is sold separately, with such prices based on a consistent renewal rate. Your response further indicates that you ensure that a substantial majority of your renewals are priced

within a narrow range. Please clarify why you evaluate the pricing information in the arrangement instead of the amount charged in the separate sale since you establish VSOE of fair value based on separate sales. Clarify whether the pricing of the renewal in the arrangement has historically been consistent with the price paid for the PCS in the separate sale. Please explain any significant variations.

2. We note your response to prior comment number 7 with respect to your policy for establishing VSOE of fair value of your installation, project management and training services. Your response indicates that these services are offered and billed as a separate element of your contracts and you have established VSOE of each of these services based on consistent pricing of these services. For example, your response with respect to your installation services states, "A substantial majority of the installation services are priced within a narrow range of plus or minus 15% of the fixed fee. The Company believes that such pricing constitutes substantive VSOE and reliable evidence of fair value for this element." Therefore, your response indicates that you have established VSOE of fair value of your service elements by consistently pricing these elements when sold as a part of your multi-element contracts. If this is correct, please clarify whether you have a history of separate sales (i.e. stand-alone sales without other elements) of each of these service elements to support your establishment of VSOE of fair value. Further clarify how you have met the criteria of paragraph 10 of SOP 97-2 which limits the evidence of fair value to the price charged when the element is sold separately.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Christopher White, Senior Staff Accountant, at (202) 551-3461 or me at (202) 551-3488 if you have any questions regarding our comments on the financial statements and related matters.

Sincerely,

Stephen Krikorian
Accounting Branch Chief

cc: <u>Via Facsimile (212) 904-0537</u>
Micah Arbisser
Bryan Cave LLP
Telephone: (212) 541-3137